Filed Pursuant to Rule 424(b)(5)

Registration No. 333-275449

AMENDMENT NO. 2 DATED MAY 13, 2025

to Prospectus Supplement Dated November 22, 2023

(To Prospectus Dated November 22, 2023)

Hyperfine, Inc.

Up to $50,000,000

Class A Common Stock

This Amendment No. 2 to Prospectus Supplement, or this Amendment, amends our prospectus supplement dated November 22, 2023, as amended by Amendment No. 1 dated March 22, 2024, or the Prospectus Supplement. This Amendment should be read in conjunction with the Prospectus Supplement and the accompanying prospectus, or the Prospectus, included in the Registration Statement on Form S-3 filed with the Securities and Exchange Commission on November 9, 2023 (File No. 333-275449), and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus Supplement or the Prospectus. This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prospectus Supplement and the Prospectus, and any future amendments or supplements thereto.

We entered into our sales agreement with B. Riley Securities, Inc., or B. Riley, dated November 9, 2023, or the Sales Agreement, relating to our Class A common stock, par value $0.0001 per share, offered by the Prospectus Supplement and the Prospectus. Pursuant to the Prospectus Supplement and in accordance with the terms of the Sales Agreement, we may offer and sell our Class A common stock having an aggregate offering price of up to $50,000,000 from time to time through or to B. Riley, acting as sales agent or principal. As of May 13, 2025, we have sold 898,119 shares of our Class A common stock pursuant to the Sales Agreement for aggregate gross proceeds of approximately $1.01 million in accordance with the Sales Agreement under the Prospectus Supplement. Consequently, up to approximately $48.99 million remains available for sale under the Sales Agreement pursuant to this Amendment and the Prospectus Supplement.

Our Class A common stock is listed on The Nasdaq Global Market under the symbol “HYPR.”

We are filing this Amendment to amend the Prospectus Supplement to increase the amount of our Class A common stock we are eligible to sell pursuant to the Sales Agreement since we are no longer subject to General Instruction I.B.6 of Form S-3. As of March 17, 2025, the date of filing of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, the aggregate market value of our outstanding Class A common stock held by non-affiliates, or the public float, was $95,821,911, which was calculated based on 56,036,205 shares of our outstanding Class A common stock held by non-affiliates as of February 6, 2025, and at a price of $1.71 per share, the closing price of our Class A common stock on February 6, 2025.

In accordance with the terms of the Sales Agreement, we may offer and sell shares of our Class A common stock having an aggregate offering price of up to $50,000,000 from time to time through or to B. Riley. If our public float decreases in the future such that we become subject to the offering limitations contained in General Instruction I.B.6 of Form S-3, we will file another amendment to the Prospectus Supplement prior to making additional sales.

Investing in our Class A common stock involves a high degree of risk. See the information contained under “Risk Factors” of the Prospectus Supplement, the Prospectus, and under similar headings in the documents incorporated by reference therein for a discussion of the factors you should carefully consider before deciding to purchase these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Amendment, the Prospectus Supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

B. Riley Securities

The date of this Amendment No. 2 to Prospectus Supplement is May 13, 2025.